Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is an article by Bloomberg, announcing the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”).

Klein-Backed SPAC, Quantum Firm Infleqtion Ink $1.8 Billion Deal

By Bailey Lipschultz and Jane Lanhee Lee

(Bloomberg) — Quantum computing firm Infleqtion has agreed to merge with a blank-check firm led by Michael Klein in a pact that gives the startup a pre-money valuation of $1.8 billion.

The merger with special purpose acquisition company Churchill Capital Corp. X, Klein’s 10th blank-check vehicle, is set to accelerate Infleqtion’s goal of commercializing quantum products. The deal is expected to provide more than $540 million to the upstart, including a co-investment from institutional investors Maverick Capital, Counterpoint Global and Glynn Capital, among others.

The possibility of a swift listing was a key driver for Infleqtion to merge with a SPAC, said Chief Executive Officer Matthew Kinsella, who anticipates the deal being completed later this year or early in 2026. That compares to an 18- to 24-month process via an IPO, he said in an interview.

Infleqtion’s glass cell, the heart of their neutral atom quantum computers.

The SPAC had roughly $416 million in cash held in its trust accounts as of the end of June, which would pair with the $125 million in a common stock PIPE — private investment in public equity — according to a statement reviewed by Bloomberg News.

A completed merger would add to five previous de-SPAC deals by Klein. The performance of those firms has been mixed, with nuclear firm Oklo Inc. up about 600% while companies including Skillsoft Corp. have spiraled downward.

For Infleqtion, the track record of Churchill SPACs delivering the bulk of their cash in trust to their partner companies made it an attractive sponsor, said Kinsella. The quantum firm agreed to the deal despite drawing interest from other SPACs, which pitched higher valuations, he said.

Infleqtion is the latest quantum computer startup to pick a SPAC deal to go public in the US, following IonQ Inc., Rigetti Computing Inc. and D-Wave Quantum Inc.

Quantum computer stocks have sent investors on a roller-coaster ride over the past three years, with skeptics and believers in a tug-of-war over if and when the technology will have real world uses. Nvidia Corp., which doesn’t build its own quantum computers, has partnered with most of the major quantum computing industry players to help bring the hardware into data centers. The AI chip giant’s venture capital arm for the first time is investing in Honeywell International Inc.’s Quantinuum, valuing that quantum computer maker at $10 billion.

Infleqtion plans to use proceeds from the merger to strengthen its balance sheet, accelerate investment in its quantum computer using what’s known as neutral atom technology and scale customer adoption.

In addition to building quantum computers, Infleqtion has developed quantum sensor technology which can be used for precision clocks and geolocation that can be a backup for the half-century-old GPS technology facing increasing spoofing and blackouts.

Infleqtion said last year that it secured $11 million from the US Defense Department to help advance its quantum positioning systems. As there is so far no quantum computer that can solve real world problems, other quantum technology revenue can help provide funding until companies can build bigger systems that can solve problems such as breaking encryption or creating new drugs faster.

Neutral atom technology uses lasers to hold atoms in place to create qubits, which are like bits in classical computers. These quantum computers can run at room temperature and don’t require giant cryogenic refrigerators like those used by companies such as Alphabet Inc or International Business Machines Corp.

Infleqtion said it has so far sold three quantum computers and hundreds of quantum sensors, generating about $29 million in trailing 12-month revenue as of June 30. The company expects about $50 million of booked and awarded business by the end of 2025.

Read More: Quantum Computing Is Finally Here. But What Is It?

To contact the reporters on this story:

Bailey Lipschultz in New York at

blipschultz@bloomberg.net; Jane Lanhee Lee in Taipei

at jlee3854@bloomberg.net

To contact the editors responsible for this

story: Michael P. Regan at

mregan12@bloomberg.net Michael Hytha,

David Morris

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.